INTERNATIONAL HI-TECH INDUSTRIES INC.

MANAGEMENT DISCUSSION & ANALYSIS
FOR THE SECOND QUARTER ENDED
JUNE 30, 2006

August 29, 2006

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Overview

The principal business of International Hi-Tech Industries Inc. (the "Corporation") is the development and commercialization of a new building system (the "Technology") in Canada, and internationally through the Corporation's 50.7% owned subsidiary, IHI International Holdings Ltd. ("IHI International"). The Canadian rights to the Technology are held by the Corporation pursuant to a license agreement which terminates on March 16, 2092 (the "Canadian License Agreement"). The international rights to the Technology are held by IHI International pursuant to a license agreement which terminates on October 4, 2093 (the "International License Agreement").

Management is committed to enhancing the financial return on the Corporation's $23.2 million of assets, primarily invested in the Corporation's permanent manufacturing facility at 7393 Hopcott Road, Delta, British Columbia (the "Facility"). In addition, the Corporation will continue to pursue strategic alliances that increase revenue and that are compatible with its corporate culture.

The Corporation is progressing with construction of its Optima Tower Project, a high-rise development located in Surrey Central City, British Columbia. The project is attracting interest from local and international developers and from contractors, shareholders and buyers. The Optima Tower will be home to a 4,300 square foot child care facility operated by the YMCA of Greater Vancouver. Following receipt of the building permit for the project, the Corporation estimates that the first Optima tower should be erected in approximately six weeks after the onsite construction reaches the ground level. A full scale two bedroom suite, incorporating the Corporation's pre-manufactured foundations, will be assembled at the Optima Presentation Centre after obtaining the building permits for the project.

The Corporation has also entered into a Memorandum of Understanding to establish a 5,000 square foot high-end "show home" in the Middle East Gulf region. The Corporation expects the home to be finished, erected on site, and ready for viewing before the end of the first quarter of 2007.

The Corporation announced that it has been awarded contracts for various design-build projects for a leading participant in the oil sands industry in Northern Alberta, Canada. Contracts were awarded to the Corporation for all of the bids in which it participated.

The contracts, valued at over $25 million, consist of: a design-build, Blast Resistant Plant Offices Building; Main Warehouse Facilities, covering a Heavy-Load High Ceiling Main Warehouse; Cold-Storage Building; Explosion Resistant Chemical Building; a Lay Down Area; and, most importantly, a two storey Skills Development Centre.

The projects, which will be completed under the supervision of the Corporation, will be delivered to the Corporation's client, on a turnkey basis, between December 2006 and May 2007. The Corporation has negotiated and posted the necessary delivery guarantees to the satisfaction of its client.

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The Corporation has started the permit, design and shop drawings processes, utilizing newly advanced manufacturing details to optimize its current manufacturing capabilities.

Manufacturing Facility

The building for the Facility is complete.

Attainment of Commercial Production

The Corporation is progressing in its plan to deal with implementing several welding measures to minimize the impact of the equipment supplied by FANUC Robotics Canada Ltd. and General Electric Capital Canada Inc. ("Fanuc-GE"), which the Corporation claims is deficient. Phase 1 of the Corporation's Plan was successfully completed in July of 2002 with the installation of semi-manual welding units. The Corporation has purchased equipment to complete Phase 2 which will allow for semi-automated cutting and welding units. The Corporation expects to complete Phase 3, the final phase, by the end of 2006. The budget to complete Phase 3 is approximately $5 million. These phases are intended to solve most of the issues associated with the fully flexible automated welding and cutting systems involved in the Corporation's manufacturing process and to replace the system supplied by Fanuc-GE. See "Legal Proceedings" below.

An additional Mobile Industrial Building has been manufactured and will be erected at the Corporation's Facility site once necessary permits are secured. The new structure will be separated from the main production building and is intended to house an automated welding production line. The line will be designed to allow the Corporation to achieve production at full capacity rates.

The Corporation is not ready for production at full capacity rates.

Intellectual Property

The United States Patent and Trademark office has granted United States Patent No. 5584151 from the divisional application relating to foundation components of the Technology. The United States Patent and Trademark office has also granted United States Patent Nos. 5862639 and 5785904 relating to the panels and the method of securing architectural finish elements, respectively. Over 110 patent applications and applications for other forms of protection have been filed worldwide to attempt to establish exclusionary rights to the Technology in at least 180 countries or regions.

Results of Operations

The Corporation had a net loss of $1,899,388 for the six months ended June 30, 2006, as compared to a net loss of $2,407,355 for the six months ended June 30, 2005.

As at the end of the second quarter, the Corporation had retained 25 interim license agreements that call for the establishment of up to 27 Hi-Tech Factories.

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The Corporation expects that the budget for Phase 3 will be approximately $5,000,000. The Corporation has made a claim of damages in excess of $5,000,000 in connection with the litigation commenced by the Corporation against Fanuc-GE. The Corporation intends to raise additional funds through equity financings, sale of it licenses or from profits generated from its development project. There can be no assurance that the Corporation will be successful in raising these funds.

Summary of Quarterly Results

The selected quarterly information below for the eight quarters ended June 30, 2006 is taken from our financial statements. The statements for the quarter ended June 30, 2006 have been prepared according to Canadian GAAP.

All financial data presented below is in Canadian dollars.

The following table sets forth selected consolidated financial information with respect to the Corporation for the eight quarters ended June 30, 2006:

		March 2006 $	December 2005 $	September 2005 $	June 2005 $	March 2005 $	December 2004 $	September 2004 $
Total Revenue(1)	17,207	8,015	234,915	22,819	70,004	81,946	33,342	(25,950)
Income (Loss) Before Extraordinary Items	(1,251,045)	(1,242,711)	(4,676,992)	(1,002,801)	(1,339,575)	(1,067,780)	(2,560,095)	(1,659,794)
Income (Loss) Before Extraordinary Items Per Share	(0.01)	(0.01)	(0.04)	(0.01)	(0.01)	(0.01)	(0.02)	(0.02)
Net Income (Loss)	(656,677)	(1,242,711)	(4,658,244)	(1,002,801)	(1,339,575)	(1,067,780)	(6,584,597)	(1,659,794)

1 Interest and Other Income

Capital Requirements, Resources and Liquidity

The Corporation's cash balance at June 30, 2006 was $3,664,037 (December 31, 2005 - $1,079,947), an increase of $2,584,090 from December 31, 2005. As at June 30, 2006, the Corporation had a working capital deficit of $1,368,040 (compared to a working capital deficit of $2,840,298 as at December 31, 2005).

As at June 30, 2006, the Facility, including the property, plant and equipment, had a net book value of approximately $17.1 million. The historical cost of the Facility is approximately $27.9 million.

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The Corporation has a first mortgage financing over the Corporation's Hopcott Road Property in the amount of $4,500,000. The term of the mortgage is for three years, maturing September 1, 2007, with an annual interest rate of 7%.

To deal with its working capital deficiency of $2,840,298 as at year end, the Corporation arranged a private placement of 7,000,000 units at a price of $0.60 per unit for total proceeds of $4,200,000. Each unit was comprised of one common share and one non-transferable share purchase warrant entitling the holder thereof to purchase one additional common share for a term of two years at a price of $0.80 per share. The proceeds raised have been used for working capital relating to construction projects the Corporation is bidding for and awarded, for applying to obtain the necessary performance bonds for such projects, for general working capital and to pay down debts. The private placement was approved by the TSX Venture Exchange on April 17, 2006 and closed on May 9, 2006. The longer term outlook for the Corporation's liquidity will depend on the Corporation's success in accessing internally generated cash flow from the sales of its products and license fees generated from memoranda of understanding.

Contingencies

A portion of the amounts shown as contingency amounts in the Corporation's Financial Statements are amounts owed to members of Mr. Rached's family.

Risks and Uncertainties

For a detailed description of possible risk factors associated with the Corporation and/or its subsidiary, please refer to the section entitled "Risks and Uncertainties" in the Corporation's Management Discussion and Analysis for the year ended December 31, 2005. There have been no material changes to the risk factors disclosed at that time.

Off-Balance Sheet Arrangements

The Corporation does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Corporation's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Related Party Transactions

The following are the only transactions that occurred during the second quarter ended June 30, 2006 that have affected or will affect the Corporation, and involved directors, officers or individuals related to the Corporation:

  The Corporation has entered into a Consulting Fee Agreement, dated October 25, 1992. Under the Consulting Fee Agreement, RAR Consultants Ltd. ("RAR Consultants") and Garmeco Canada Int'l Consulting Engineers Ltd. ("Garmeco Canada") have agreed to assist the Corporation by providing detailed engineering designs for the projects that the Corporation undertakes. The Corporation has agreed to pay RAR Consultants and Garmeco Canada an initial fee of 4% of the factory cost price of each individual design and 1% of the factory cost price for subsequent uses of the same design;

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  Up to the second quarter ended June 30, 2006, the Corporation paid $36,000 to RAR Consultants, a company controlled by Mr. Rached's family for management fees;

  Up to the second quarter ended June 30, 2006, the Corporation paid $39,000 for rent to 434088 B.C. Ltd, a company controlled by Mr. Rached's family, with respect to the Corporation's Vancouver head office;

  Up to the second quarter ended June 30, 2006, the Corporation paid $65,217 for directors and officers fees;

  Up to the second quarter ended June 30, 2006, the Corporation paid $9,898 for consulting services to a company controlled by a director;

  Up to the second quarter ended June 30, 2006, the Corporation paid $nil for consulting services to Garmeco Canada, a company controlled by Mr. Rached's family;

  Up to the second quarter ended June 30, 2006, the Corporation paid $5,057 to Lang Michener LLP, a law firm in which Stephen D. Wortley, the Secretary of the Corporation, is a partner, for professional services;

  At June 30, 2006, $50,000 is included in promissory notes payable from a company controlled by an officer; and

  At June 30, 2006, $5,575,435 is included in deposits received related to joint venture option agreements from companies controlled by the family of an officer.

Changes in Accounting Policies including Initial Adoption

There have been no changes in the Corporation's accounting policies in the second quarter of 2006 and management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, could have a material effect on the accompanying financial statements.

Financial Instruments and Other Instruments

The Corporation's financial instruments consist of cash and cash equivalents, redeemable preferred shares, receivables, notes receivable and accrued interest, accounts payable and accrued interest payable, loans payable, long term debt and promissory note payable. Unless otherwise noted, it is management's opinion that the Corporation is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments other than redeemable preferred shares approximate carrying values due to their short term nature or bearing interest rates that are similar to current market rates. The fair value of the redeemable shares was calculated using discounted cash flow analysis and approximated the carrying value as the implicit interest rate is similar to current market rates.

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Forward-Looking Statements

All statements other than statements of historical fact in this Management Discussion and Analysis are forward-looking statements, including, without limitation, statements regarding future financial position, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans, and objectives of or involving the Corporation. Readers can identify many of these statements by looking for words such as "believes", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof.

There are no assurances that the plans, intentions, or expectations upon which these forward-looking statements are based will occur. Forward-looking statements are subject to risks, uncertainties and assumptions, which if different could cause results to differ materially from those expressed in the forward-looking statement. Additional information on these and other factors is included in the Corporation's 2005 Annual Report on Form 20-F, which may be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Legal Proceedings

On March 26, 2002, the Corporation commenced an action against FANUC Robotics Canada Ltd., General Electric Capital Canada Inc., Fanuc Robotics North America Inc. and Merrill Lynch in the Supreme Court of British Columbia. The action is for damages arising from the claimed fundamental failure to deliver and implement a "Flexible Panel Welding System" in accordance with agreed specifications as sold to the Corporation. The Defendant FANUC Robotics Canada Ltd. has notified the Corporation that it takes the position FANUC Robotics Canada Ltd. has complied with its obligations under the contract related to the Flexible Panel Welding System and that following the demand by General Electric Capital Inc., $400,000 was released to General Electric Capital Canada Inc. from an original $600,000 letter of credit provided by the Corporation. Pursuant to the December, 2000 Recourse Agreement between the Defendant, General Electric Capital Canada Inc., and the Defendant, FANUC Robotics Canada Ltd., the Corporation has been advised that on June 30, 2004 the Defendant, General Electric Capital Canada Inc., was paid $400,000 plus GST and provided an assignment of its cause of action in respect thereof. The Corporation's proceedings against Merrill Lynch have been dismissed on consent of all parties.

The Trial of this matter concluded early this summer before Madame Justice Ballance. Judge Ballance reserved her decision and has yet to deliver her Reasons for Judgment.

Additional Disclosure for Venture Issuers without Significant Revenue

The following table sets forth selected consolidated financial information with respect to the Corporation for the period ended June 30, 2006 and 2005:

	June 30, 2006 $	June 30, 2005 $
Deferred Development Costs	--	--
General and Administration Expenses	944,776	759,050
Foreign Exchange	(1,021)	--
Interest	141,852	448,042
Depreciation and Amortization	182,645	202,487

Disclosure of Outstanding Share Data

To date, the Corporation's issued and outstanding share capital is 129,175,065. The Corporation currently has outstanding options to purchase 5,200,000 common shares of the Corporation and warrants to purchase 22,000,000 common shares.

Additional Information

Additional information relating to the Corporation, including the Corporation's Annual Report on Form 20-F, may be found on SEDAR at www.sedar.com. The Corporation's Annual Report may also be found on EDGAR at www.sec.gov/edgar.shtml.